UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Canada Goose Holdings Inc.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

135086106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 135086106	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS Brent (BC) Participation S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 47,763,742 Shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 47,763,742 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,763,742 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.3%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 135086106	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Canada Goose Holdings Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 250 Bowie Avenue, Toronto, Ontario, Canada M6E 4Y2.

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of Brent (BC) Participation S.à r.l., a private limited liability company incorporated and existing under the laws of Luxembourg (the “Reporting Person”), which is owned by Brent (BC) S.à r.l, a private limited liability company incorporated and existing under the laws of Luxembourg (“Brent BC”), which is owned by Bain Capital Integral Investors 2008, L.P., a Cayman Islands exempted limited partnership (“Integral”), whose general partner is Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”).

The governance, investment strategy and decision-making process with respect to the investments held by the Reporting Person is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Person, Brent BC, Integral and BCI is 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship:

The Reporting Person and Brent BC are each organized under the laws of Luxembourg. Integral is organized under the laws of the Cayman Islands. BCI is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Company to which this statement on Schedule 13G relates is Subordinate Voting Shares.

Item 2(e).	CUSIP Number:

The CUSIP number of the Company’s Subordinate Voting Shares is 135086106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

CUSIP No. 135086106	13G	Page 4 of 6 Pages

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

Item 4(a).	Amount beneficially owned:

This Schedule 13G is being filed on behalf of the Reporting Person. As of the close of business on December 31, 2017, the Reporting Person held 47,763,742 Multiple Voting Shares of the Company.

The rights of the holders of the Company’s Multiple Voting Shares and Subordinate Voting Shares are substantially identical, except with respect to voting and conversion. The Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have 10 votes per share. The Subordinate Voting Shares are not convertible into any other class of shares, while the Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the holder and under certain other circumstances.

Accordingly, the 47,763,742 Multiple Voting Shares held by the Reporting Person are convertible, at the option of the Reporting Person, into 47,763,742 Subordinate Voting Shares, or approximately 56.3% of the Company’s outstanding Subordinate Voting Shares.

The 47,763,742 Multiple Voting Shares held by the Reporting Person represent approximately 64.0% of the Company’s total voting power

The percentage of the Company’s outstanding Subordinate Voting Shares and total voting power held by the Reporting Person are based on 37,034,525 Subordinate Voting Shares and 70,894,076 Multiple Voting Shares outstanding as of February 6, 2018, as reported in the Company’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on February 8, 2018.

The Reporting Person is party to an Investor Rights Agreement, dated as of March 6, 2017, with DTR LLC, an entity indirectly controlled by the Company’s President and Chief Executive Officer. The Investor Rights Agreement requires that the Reporting Person and DTR LLC cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Investor Rights Agreement. As a result, the Reporting Person and DTR LLC may be deemed to be a group for purposes of Section 13(d) of the Act. The Reporting Person disclaims beneficial ownership of the securities held by DTR LLC.

Item 4(b).	Percent of Class:

See Item 4(a) hereof.

CUSIP No. 135086106	13G	Page 5 of 6 Pages

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	47,763,742

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of:	47,763,742

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

See Item 4(a) above.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

CUSIP No. 135086106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

BRENT (BC) PARTICIPATION S.À R.L.

By:	/s/ Vishal Jugdeb
Name:	Vishal Jugdeb
Title:	Manager